July 6, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX

Mr. David Jeffs
President
Communicate.com Inc.
#600 – 1100 Melville Street
Vancouver, B.C. V6E 4A6

RE: **Communicate.com Inc.**
Form 10-K for the year ended December 31, 2005
File no. 000-29929

Dear Mr. Jeffs:

We have reviewed your letter filed on May 19, 2006 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10KSB for the year ended December 31, 2005

Consolidated Financial Statements

Consolidated Balance Sheets, page 32

1. We have read your response to prior comment number 1 and still do not understand you met the criteria in paragraph 16 of SFAS 140. Please tell us whether any of these payables represent unclaimed property and how you considered escheat laws in making your determination. In addition, please

supplementally provide us with any legal opinions received from your external counsel to support your conclusions.

Consolidated Statements of Operations, page 33

2. We have read your response to prior comment number 2. We continue to question your basis for recording dilution gain in Frequenttraveler.com due to the going concern of Frequenttraveler.com in its SB-2 filed on July 18, 2005. SEC Staff Accounting Bulletin Topic 5 (H) Question 2 Interpretive Response specifically indicates that 'the staff believes that realization is not assured where the subsidiary is an entity whose ability to continue in existence is in question.' Please advise or revise your Form 10K.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. If you have any questions, you may contact Kelly McCusker at (202) 551-3433 or me at (202) 551-3403.

Sincerely,

Steven Jacobs
Branch Chief